Exhibit 3.23

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF COMDATA PROCESSING SYSTEMS, INC.

(FORMERLY TRANVIA, INC.)

Tranvia, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is Tranvia, Inc. (and as set forth in Article I below, effective as of the filing of this Second Amended and Restated Certificate of Incorporation, the name of the corporation shall be Comdata Processing Systems, Inc.). The original Certificate of Incorporation of Tranvia, Inc. was filed with the Delaware Secretary of State on May 30, 2002. An Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on July 1, 2003. A Certificate of Amendment of Certificate of Incorporation was filed with the Delaware Secretary of State on January 20, 2005. A Certificate of Amendment of Certificate of Incorporation was filed with the Delaware Secretary of State on February 23, 2005. A Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock was filed with the Delaware Secretary of State on February 23,2005.

B. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of Tranvia, Inc.’s Certificate of Incorporation, as amended and/or supplemented to date, was duly adopted by the Board of Directors and stockholders of Tranvia, Inc. in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

C. The text of Tranvia, Inc.’s Certificate of Incorporation as heretofore amended and/or supplemented is hereby restated and further amended to read in its entirety as follows:

ARTICLE I.

The name of the corporation shall be Comdata Processing Systems, Inc. (the “Corporation”).

ARTICLE II.

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the city of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporate Service Company.

ARTICLE III.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV.

The total number of shares of capital stock which the Corporation has the authority to issue is one thousand (1,000) shares, $0.001 par value per share. All such shares are of one class and constitute Common Stock.

ARTICLE V.

The Corporation is to have perpetual existence.

ARTICLE VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the Bylaws of the Corporation, subject to the powers of the stockholders to adopt Bylaws or to amend or repeal any Bylaws adopted or amended by the Board of Directors.

ARTICLE VII.

Meetings of the Corporation’s stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE VIII.

A director of the Corporation shall, to the full extent permitted by applicable law, including the DGCL, as it now exists or as it may hereafter be amended, not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE VIII, shall eliminate or reduce the effect of this ARTICLE VIII in respect of any matter occurring, or any cause of action, suit or claim that, but for this ARTICLE VIII would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. If the DGCL or any other applicable law is amended after the date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or other applicable law, as so amended.

ARTICLE IX.

To the full extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) any person who is or was a director, officer, employee or agent of the Corporation (or who serves or served in such capacity or similar capacity with another enterprise at the direction of the Corporation), and any other persons to which the DGCL permits the Corporation to provide indemnification, through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

No amendment, repeal or modification of the foregoing provisions of this ARTICLE IX shall adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE X.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be executed by Gary A. Krow, its President, and attested by Michael W. Sheridan, its Secretary, on this 2nd day of MARCH, 2006

TRANVIA, INC.

By:	/s/ Gary A. Krow
Gary A. Krow, President

ATTESTED:

By:	/s/ Michael W. Sheridan
Michael W. Sheridan, Secretary

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